CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Subsidiary Establishes Second Campus in the Philippines

May 11th, 2009 CNW Group: CIBT Education Group Inc. (NYSE Amex and TSX.V symbol: MBA) is pleased to provide an update on the status of expansion efforts in the Philippines by its subsidiary, Sprott-Shaw Community College.  Further to the company’s announcement on August 5, 2008, regarding  expanding into the Philippines and working in partnership with Far Eastern University in Manila, Sprott-Shaw has signed an agreement to expand its course offerings to Far Eastern University’s Fairview campus.  Sprott-Shaw now has a presence in both Far Eastern University locations, with a third location in the plans.  To date, enrollment has risen by 40% totaling 120 students since the inception of the program.

“We are very encouraged with the results to date in the Philippines and regular classes, which start monthly, are fully enrolled,” commented Mr. Dean Duperron, President of Sprott-Shaw Community College.  “The demand for health care professionals with Canadian certifications continues to increase worldwide and Sprott-Shaw Community College is well positioned to capture this growing market with over one century of operational experience in Canada.”

“CIBT Education Group is excited to see the continued and successful deployment of Sprott-Shaw programs in countries around the world with health care programs in the Philippines, hospitality and tourism programs in Jamaica, academic and diploma programs in China, and English training programs in Korea, Japan, Jordan and Vietnam,” commented Mr. Toby Chu, Vice Chairman and CEO of CIBT Education Group.  “Our vision is to become a global education provider by utilizing our successful Canadian operations as our base and our fully established infrastructure in China as our hub.  Special emphasis will be placed on western based, career oriented programs supplemented by our IFP programs (International Foundation Programs), which can lead toward a university degree through our accredited degree-granting college in Canada or other academic partners in Canada, the UK, the US, Australia, Switzerland and Thailand.  CIBT and its subsidiaries will continue to deploy a host of practical, job oriented programs to emerging countries.  We add tremendous value to our graduates by assisting them to earn a better living by working for higher paying multinational companies in their home country.”

About CIBT Education Group Inc.

CIBT Education Group Inc. (“CIBT”) is an education management and investment company with a special focus on the global education market.  Its subsidiaries, CIBT School of Business & Technology Corp., Tourism Training Institute, Concordia Career College, Modus International Language College and Sprott-Shaw Degree College Corp., which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903), Sprott-Shaw International Language College, possess a combined operating history of over 118 years in China and Canada’s education sectors.  CIBT owns and operates a network of business, technical and language colleges with presence at over 40 campuses and teaching centers including Canada, China, Vietnam, Jordan, the Philippines and Jamaica. CIBT delivers North American and Chinese accredited business and management degree programs, automotive, and diesel maintenance programs, IT programs, travel and tourism programs and career/vocational programs through its network of campuses across China and Canada.  In 2006, CIBT initiated plans to aggressively expand its business presence across China and to establish schools in other parts of Asia including South Korea, Thailand, Taiwan, Hong Kong, Malaysia and India.  CIBT also owns Irix Design Group, a leading full service design and advertising company based in Vancouver, Canada.  In 2008, Irix Design was ranked 15th in the list of Biggest Ad Agencies in Greater Vancouver by the Business in Vancouver newspaper.

CIBT Education Group Inc.

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact:

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Dan Symons: dsymons@renmarkfinancial.com
Montreal - Tel.: 514 939-3989 / Fax: 514 939-3717
Toronto – Tel.: 416 644-2020 / Fax: 416 644-2021

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

The TSX Venture Exchange, its Regulation Services Providers (as that term is defined in the policies of the TSX Venture Exchange) and the NYSE Amex have not reviewed and do no accept responsibility for the adequacy or accuracy of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.